FOR IMMEDIATE RELEASE
JED OIL INC. PROVIDES DRILLING UPDATE AND 2006 EXIT RATE GUIDANCE
Calgary, Alberta — Tuesday, October 10, 2006 — JED Oil Inc. (AMEX: JDO) today provided an update on its ongoing drilling activities and operations.
In the third quarter, JED drilled twelve (7.4 net) wells. Eight (4.9 net) of the wells were drilled in Ferrier with three wells on production at a cumulative rate of approximately 230 boe/d, two wells currently being completed for production and one well that has yet to produce. There are currently seven identified drilling locations yet to drill in Ferrier and, in addition, JED is pursuing downspacing approval in the area which would add seven morel drilling locations. Two wells (0.9 net) were drilled in North Dakota and are on production at a cumulative rate of approximately 150 bbl/d. There are approximately twelve additional drilling locations identified in this property. Two (1.55 net) Pinedale wells were also drilled during the third quarter. JED exited the quarter with a production rate of 2,001 boe/d.
As reported on August 31, 2006, unexpected water production was encountered during initial flowback of the first well drilled in Pinedale. A spinner survey was completed and determined that two of the eleven fracture stimulation stages within the well accounted for the majority of the water production. JED has placed an assembly in the well that will enable testing isolated to be conducted at stages of the well. The first test is currently being performed on the lower two stages which are in the Mesa Verde formation, which is below the Lance formation. The Lance formation is where most of the production comes from in the area. Initial rates out of the Mesa Verde were 1.8 – 2.0 mmcf/d. The rate has now stabilized at approximately 300 mcf/d with 3 bbls/d of condensate and 15 bbls/d of water production. With the production rate stabilized from the Mesa Verde, and based on the results of the spinner survey, an isolation assembly will be placed in the well to allow the Mesa Verde to produce with the stages of the Lance formation that did not indicate significant water production.
Drilling and fracture stimulation of the second well in the Pinedale area have been completed. Following the fracture stimulation, the well was flowing at rates as high as 1.5 mmcf/d through the frac plugs while recovering the frac fluid. JED then obtained a service rig to drill out the frac plugs and flow the well back at which time, formation water production was encountered similar to the first well. A spinner survey will be performed as soon as possible to determine what stages the water production is coming from. It is anticipated that an isolation assembly will be run in this well similar to the first well.
JED has suspended further drilling in the Ferrier area and the Pinedale area as a result of the significant decline in natural gas prices and until production testing with the isolation assembly and, ultimately, production with a final isolation assembly have been completed.
“Clearly we are disappointed with the unexpected water production we are currently experiencing in the Pinedale wells,” stated Tom Jacobsen, JED’s CEO. “We will continue to work diligently to isolate the water production while maximizing the gas production.” “As a result of the challenges we have encountered in Pinedale and postponing our natural gas drilling, we now expect to exit this year at a production rate similar to our third quarter exit rate” added Al Williams, JED’s President. “As most of our gas wells produce at their peak rates immediately following drilling, we will be revamping our budget to return to our natural gas drilling later this year or early next year when the price of natural gas is expected to increase during the heating season.”
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JED Oil News Release October 10, 2006	Page 2
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). JED is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts: JED Oil Inc. Reg Greenslade, Chairman (403) 213-2507 Al Williams, President (403) 537-3250 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com